UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 66064

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21   AND ENDING 12/31/21

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PARITER SECURITIES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

243 CARRETERA #2

(No. and Street)

GUAYNABO   **PR**   **00966**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Francisco Rivera Fernandez   **787-781-2555**   frivera@pariterwmg.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer

(Name – if individual, state last, first, and middle name)

1600 Hwy. 6 Suite 100	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

07/14/2020   **6706**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



Aff # 1881

OATH OR AFFIRMATION

I, Francisco Rivera Fernandez, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PARITER SECURITIES, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President

Notary Public

MANUEL R. BORGES MÉNDEZ ABOGADO NOTARIO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*





R. BOHGES

BOGADO NOTARIO

RECIBO

Sello

4U21-01450963

$5.00

de Asistencia Legal

80004-2021-0909-46450060

PARITER SECURITIES, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2021

Contents



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Stockholder
Pariter Securities, LLC
243 Carretera #2
Guaynabo, PR 966

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition Pariter Securities, LLC (the "Company") as of December 31, 2021, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of Pariter Securities, LLC financial statements. The supplemental information is the responsibility of Pariter Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer LLC

We have served as Pariter Securities, LLC's auditor since 2020
Sugar Land, TX
March 30, 2022

Pariter Securities, LLC
Financial Statements
<u>**Statement of Financial Condition**</u>
As of December 31, 2021

		December 31, 2021
Assets		
Current Assets		
Cash	$	28,723
Commission receivable		1,065,901
Clearing Deposit		100,000
Deposit		57
Due from related parties		44,186
Total Current Assets		1,238,867
Total Assets		1,238,867
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable		46,388
Commission payable – related party		56,625
Commission payable		1,045
Taxes payable		13,573
Total Liabilities-all current		117,631
Commitments and Contingencies		
Stockholder's Equity		
Common stock, $100 par value, 10,000 shares authorized,		
11 shares issued and outstanding		1,100
Paid-in capital		1,193,292
Accumulated deficit		(73,156)
Total Equity		1,121,236
Liabilities an Stockholder's Equity	$	1,238,867

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
<u>Statement of Operations</u>
For the Year-Ended December 31, 2021

Revenue		
Commissions and fees	$	3,993,744
Total Revenue		3,993,744
Operating Expenses		
Commissions		3,318,762
Registration Fees and licenses		11,761
Professional fees		154,547
Management fees		62,304
Repairs & maintenance		95,526
Compliance Services		21,250
General and administrative		485,160
Total Net Operating Expenses		4,149,310
Net Operating (Loss)		(155,566)
Other Income		804,211
Net Income	$	648,644

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
Statement of Changes in Stockholder's Equity
For the Year-Ended December 31, 2021

	Common Stock		Contributed	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2020	11	$ 1,100	$ 1,193,292	$ (721,800)	$ 472,592
Net Income				648,644	648,644
Balance at December 31, 2021	11	$ 1,100	$ 1,193,292	$ (73,156)	$ 1,121,236

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
<u>Statement of Cash Flows</u>
For the Year-Ended December 31, 2021

Net Income	$	648,644
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities (increase)/decrease in:		
Commissions receivable		(132,972)
Clearing deposit		(100,000)
Prepaid expenses		5,155
Due from related parties		12,433
Accounts payable and accrued expenses		40,139
Commission Payable		(681,033)
Texas Payable		12,223
Net Cash used in Operating Activities		(195,411)
Net decrease in cash		(195,411)
Cash at beginning of Year		224,134
Cash at end of Year	$	28,723

<u>Supplemental disclosures of cash flow information:</u>

The supplemental disclosures of cash flow information for the years ended December 31, 2021

is as follows:

Cash paid during the year for:

-Interest expense $ -0-
-Income Taxes $ 23,000

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC

Notes to Financial Statements

As of and for the Year-Ended December 31, 2021

Note 1 : Organization and summary of significant accounting policies:

Organization-

Pariter Securities LLC ("The Company") is a company organized under the laws of the Commonwealth of Puerto Rico on March 11, 2008 and is primarily engaged in private placement services, and rendering brokerage services as an introducing broker. The Company does not carry securities accounts nor customers, nor does it render custodial functions of customer securities. The Company is a broker-dealer registered with the Financial Industry Regulatory ("FINRA") and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claim of general creditors as of December 31, 2021.

Description of Business

The Company, located in Guaynabo Puerto Rico, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c-3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing company and by providing private placement services.

New Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years beginning after 15 December 2021, and interim periods within those fiscal years, beginning after December 15, 2022 on a prospective basis, with early adoption permitted. We will adopt the new standard effective January 1, 2022 and do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Summary of significant accounting policies:

(a) Basis of presentation-

The Company's fiscal year ends on December 31 of each year. All references to years in these notes to the financial statements represent the calendar year then ended, unless otherwise noted.

(b) Revenue Recognition-

The Company receives commissions on the purchase and sales of securities. Securities include equities, corporate fixed-income, municipal fixed-income, equity options and mutual funds. Additionally, the Company receives revenue from customers in the form of advisory and administrative fees for placements.

Commissions and fees represent income generated from brokerage services and from commission trails derived from commission earned mutual funds, 12B1 fees custodian, 401Ks and annuities, that are generally recognized over a period of time, irrespective of the date received. Private placement commissions and due diligence fees and are generally recognized when realized or realizable, and earned when services are rendered, as specified in each contract's terms.

(c) Commission receivable and Bad Debt expense-

Account receivables include commission due in cash. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible. Account receivables over thirty days old are considered as non-allowable for net capital computation, except for those receivables that are due from another licensed broker-dealer, that for capital computation purposes, are considered up to the corresponding commission payable amount. Accounts are charged off as uncollectible when the account receivables are over 120 days old and when management determines that collection is unlikely. As of December 31, 2021 the Company considered that all $1,065,901 accounts receivables to be fully collectible.

(d) Related party transactions-

During the year ended on December 31, 2021, the Company engaged in transactions with related companies in which its member has a substantial investment. The transactions are mostly related to management fees. Amount due (to) from related parties at year-end are non-interest bearing and have no specific repayment terms. In addition, please refer to Commission Expense footnote (Note 3) for additional related party transactions.

Due from related party	$ 44,186
Management fees expense	$ 62,304

Commissions expense (Related Party):

The commission expense represents commission recorded to the company's registered representative, specifically to its sole member and President Francisco J. Rivera Fernandez, whose commissions in the amount of $3,318,762 represents 98% of total commission expense.

On certain contracts the Company receives payment through warrants, these warrants are valued on the date that the service obligations have been completed and the revenue is recognized, they are assigned directly to Francisco J. Rivera Fernandez, who receives 100% of these revenue transactions as commission.

(e) Income Taxes-

Income taxes are accounted for using the assets and liability method under which deferred income taxes, if any, are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and operating loss carry forwards. The effect of deferred tax assets for a change in tax rates is recognized in income in the period that include the enactment date. Management provides a valuation allowance against deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expect to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements from such a position, if any, are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in oncome taxes also addresses de-recognition, classification, interest and penalties on income taxes and accounting in interim periods. Deferred income tax results from the future tax consequences of temporary differences between the amounts of certain assets and liabilities recorded for tax and financial statements purposes. To the extend it is more-likely-than-not that a deferred income tax asset will not be realized, a valuation allowance is recognized.

There are no deferred tax assets for the current year.

The Company files income tax returns only in the Commonwealth of Puerto Rico. With few exemptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2011. Tax audits, by their nature, are often complex and can require several years to complete.

The following table represents the amount and type of taxes owed by the Company as of December 31, 2021:

7% Tax withheld	$ 2,884
Municipal License	10,689
Income tax	-
TOTAL	$ 13,573

As of the date of this audit report, the Company has paid off all of its taxes owed.

(f) Use of Estimates-

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Deposit with Clearing house:

Company currently has a clearing agreement with AXOS Clearing with a clearing deposit of $100,000.

Note 3: Commission and fees:

Commissions and fees represent income generated from brokerage services and from commission trails derived from 12B1 fees, custodian, 401Ks, annuities and incentive commission and are generally recognized when realized or realizable, and when earned (usually when services rendered), irrespective of the date received. A significant amount of the commissions and fees earned for the year 2021 were from private placement commissions and due diligence fees which accounts for 98% of the total commissions and fees received of $3,993,744. The Company's major providers are Romark Global Pharma, Carter, Mil Green and The Phoenix Fund LLC.

Revenue type	amount
Due diligence fees	$ 3,921,133
Incentive commission	52,171
401K fees	8,253
12B-1 fees	6,269
Annuities	5,918
	$ 3,993,744

Pariter Securities, LLC
Notes to Financial Statements (Continued)
As of and for the Year-Ended December 31, 2021

Note 4: Commitments and Contingencies:
The Company is involved in a FINRA enforcement investigation with regards to the Company's offer and sale of GPB securities via private placement, the investigation is ongoing and the Company is fully cooperating with FINRA enforcement. The Company's last placement of GPB securities was in June 2018. Management does not anticipate an unfavorable outcome.

Note 5: General and Administrative:

Auto/Gas	12,158
Dues and Subscription	12,896
Insurance	16,073
Bank Charges	2,221
Data Storage	49,518
Office, Postage and Delivery	2,495
Advertising	10,000
Education and Training	5,047
Municipal Tax	22,565
Property Tax	435
Other Taxes	4,107
Incentive Fee	54,000
Rent/Lease	71,064
Utilities	92,107
Travel	40,319
Meals and Entertainment	90,155
	485,160

Note 6: Accounts Payable

Accounts payable as of December 31, 2021 were $46,388.

Note 7: Commission Payable
Commission payable as of December 31, 2021 was $57,670; of which $56,625 is payable to related party Francisco Rivera.

Note 8: Rent Expense
The Company lease its office space from a non related party on a month to month basis. Total rent expenses for the year ended December 31, 2021 were $71,064.

Pariter Securities, LLC
Notes to Financial Statements (Continued)
As of and for the Year-Ended December 31, 2021

Note 9: Subsequent Events

Company has evaluated events from December 31, 2021 through March 30, 2022, the date the financial statements were issued. The Company is still under FINRA requirement to prepare and submit a monthly net capital computation, which are prepared and submitted by its primary Financial and Operations Principal (FINOP) and reviewed by its secondary FINOP and shall file monthly Focus Reports until FINRA notifies the Company that monthly filings are no longer necessary. As of the date of these audited financial statements the Company has been in compliance with its net capital and reporting requirements. Other than noted below there were no additional subsequent events that need disclosure.

In February 2022, the Company verbally agreed on a settlement with an investor in the amount of $20,000, with regards to a claim of unsuitability, as of the filing date, there has been no written formal agreement signed.

SUPPLEMENTAL INFORMATION

Pariter Securities, LLC
Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 under the Securities Exchange Act of 1934

Computation of Net Capital

Total Stockholder's Equity	$ 1,121,236
Non-Allowable Assets	1,052,473
Haircuts on Securities Positions	
Securities Haircuts	-
Undue Concentration Charges	-
Net Allowable Capital	68,763

Computation of Basic Net Capital Requirement

Minimum Net Capital Requirement as a Percentage of Aggregate Indebtedness	7,842
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	5,000
Net Capital Requirement	7,842
Excess Net Capital	60,921

Computation of Aggregate Indebtedness

Total Aggregated Indebtedness	117,631
Percentage of Aggregated Indebtedness to Net Capital	171

Reconciliation of the Computation of the Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2021	
Adjustments:	
Increase (Decrease) in Equity	68,763
Increase (Decrease) in Non-Allowance Assets	-
Increase (Decrease) in Securities Haircuts	-
Increase (Decrease) in Undue Concentration Charges	-
Net Capital Per Audit	68,763
Reconciliation Difference	$ -

SUPPLEMENTAL INFORMATION

Statements Pursuant to 17a-5(d)
Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. As stated above, as of December 31, 2021, the Company had a net capital of sixty-eight thousand seven hundred and sixty-three dollars ($68,763) which was sixty thousand nine hundred and twenty-one dollars ($60,921) in excess of its net capital requirement of the net capital requirement of seven thousand eight hundred and forty-two dollars ($7,842). The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

ABC Securities, LLC

Schedule II
Determination of Reserve Requirements
Under Rule l5c3-3 (e) of the Securities and Exchange Commission
December 31, 2020

The Company has no reserve deposit obligations
under SEC l 5c3-3(e) because it is a "non-covered" firm pursuant
to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

ABC Securities LLC

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 (b) of the Securities and Exchange Commission
December 31, 2020

The Company has no possession or control
obligations under SEC 15c3-3 (b) because it is
a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not
subject to the Rule.



TPS THAYER

Certified Public Accountants

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3(k)(2)(ii) and Additional Claim(s) for Exemption Not Provided in 15c3-3(k)

Director and Shareholder
Partier Securities, LLC
243 Carretera #2
Guaynabo, PR 966

Dear Francisco Rivera,

We have reviewed management's statements, included in the accompanying Exemption Report, in which Pariter Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pariter Securities, LLC claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii) and Pariter Securities, LLC stated that Pariter Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4;

In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Pariter Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Pariter Securities. LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, TX
March 30, 2022



March 25, 2022

TPS Thayer
1600 Hwy. 6, Suite 100
Sugar Land, TX 77478

Pariter Securities, LLC
Exemption Report

Pariter Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to bemade by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states thefollowing:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer orits agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending December 31, 2021 without exception.

The statement above was made to the best knowledge and belief of the undersigned.

Francisco Rivera
President
Pariter Securities, LLC

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.